FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Wilkens, Paul C.	2. Issuer Name and Ticker or Trading Symbol Energy East Corporation (EAS)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

President-Rochester Gas and Electric Corporation, a subsidiary of Energy East Corporation

(Last) (First) (Middle) Rochester Gas and Electric Corporation 89 East Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 30, 2003
(Street) Rochester, NY 14649		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								6895.0000	D
Common Stock								4831.0000	I	By Spouse
Common Stock								6848.3410(1)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Shares	1 for 1	1/30/03		A		24.6897		(2)	(2)	Common Stock	24.6897	20.3000	174.6924(3)	I	By Trust
Employee Stock Option (right to buy) / SAR (4)	22.2500							(5)	6/28/12	Common Stock	60000.0000		60000.0000	D

Explanation of Responses:

(1) Includes equity securities acquired with participant contributions, Company matching fund contributions, and reinvested dividends pursuant to the common stock fund of the Company's 401(k) Plan which are exempt from reporting.
(2) The phantom shares are held in an employee deferred compensation plan. All payments pursuant to this plan shall be paid in cash and shall commence upon retirement or other termination of employment.
(3) Includes dividend phantom stock acquired pursuant to the dividend reinvestment feature included in the employee deferred compensation plan which is exempt from reporting under Rule 16a-11.
(4) The Stock Appreciation Right (SAR) was issued in tandem with an Employee Stock Option (right to buy). The exercise of a SAR will result in the corresponding cancellation of the Employee Stock Option (right to buy) to the extent of the number of shares of the Company's Common Stock as to which SARs are exercised. The exercise of the Employee Stock Option (right to buy) will result in the corresponding cancellation of a SAR to the extent of the number of shares of the Company's Common Stock as to which the Employee Stock Option (right to buy) is exercised.
(5) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on June 28, 2003; (b) in aggregate as to no more than 66 2/3% on June 28, 2004; and (c) on June 28, 2005 as to 100% of all options which have not been previously exercised.

By: /s/ Paul C. Wilkens **Signature of Reporting Person	1/31/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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